UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 333-268865

NFT Limited

(Translation of registrant’s name into English)

Office Q 11th Floor, Kings Wing Plaza 2,

No.1 Kwan Street, Sha Tin, New Territories

Hong Kong
Tel: +86-13061634962

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Amendment to the Securities Purchase Agreement

As disclosed previously, on May 6, 2025, NFT Limited, a Cayman Islands exempted company (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated investors identified therein (the “Investors”), pursuant to which the Company issued unsecured promissory notes in the aggregate original principal amount of $20,000,000.00 (the “Notes”), convertible into Class A ordinary shares, $0.005 par value per share, of the Company (the “Ordinary Shares”), for $20,000,000.00 in aggregate gross proceeds (the “Note Offering”).

On June 3, 2025, the Company entered into a certain amendment (the “Amendment”) to the Purchase Agreement in accordance with the terms of the Purchase Agreement. Pursuant to the Amendment, the Company and the Investors agreed to (i) amend and restate the Notes (the “Amended and Restated Notes”) such that the Amended and Restated Notes shall become convertible and redeemable after one (1) month from the Purchase Price Date (as defined in the Notes), and (ii) provide registration rights under a registration statement on Form F-1 to the Investors for the Ordinary Shares issuable upon the conversion or redemption of the Amended and Restated Notes.

The foregoing descriptions of the Amendment and the Amended and Restated Notes are summaries of the material terms of such agreements, do not purport to be complete and are qualified in their entirety by reference to the Form of the Amendment and the Form of the Amended and Restated Note, which are furnished hereto as Exhibits 99.1 and 99.2, respectively.

Financial Statements and Exhibits.

Exhibits

Exhibit No.	Description
99.1	Form of Amendment to Securities Purchase Agreement
99.2	Form of Amended and Restated Convertible Promissory Note

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 3, 2025

NFT LIMITED

By:	/s/ Kuangtao Wang
Name:	Kuangtao Wang
Title:	Chief Executive Officer

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